

August 20, 2014

Everett Dickerson
President and Chief Executive Officer
Language Arts Corp.
1075 Peachtree Street NE, Suite 3650
Atlanta, Georgia 30309

      Re: **Language Arts Corp.**
                Preliminary Information Statement on Schedule 14C
                Filed July 31, 2014
                File No. 333-189030

Dear Mr. Dickerson:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. We note your disclosure on page 5 where you indicate that the merger of FLASR Inc. into the Company will occur "when the requisite approvals and authorizations, if any, are obtained, and the appropriate disclosure is filed with the Securities and Exchange Commission." Revise your disclosure to clarify what approvals and authorizations you are referring to and the nature of the disclosure you intend to file regarding the transaction. In this regard, it appears that you are aware of the terms of the acquisition, such as the fact that you intend to issue stock for some or all of the consideration, however, you have not disclosed the acquisition on Form 8-K.

Reason for the Amendment to the Company's Articles of Incorporation to Increase the Authorized Shares…, page 5

2. We note your disclosure: "The Company intends to focus its energies on the steps required for the consummation of the acquisition of FLASR Inc." and "[t]he company will need additional shares of common stock for the acquisition of FLASR Inc." Accordingly, please provide the disclosure required by Schedule 14A, including Items 11, 13, and 14, as appropriate or tell us why you believe this disclosure is not necessary. Please refer to Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Attorney-Adviser, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director